

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 19, 2009

By Facsimile and U.S. Mail

Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
201 W. Lakeway, Ste. 1000
Gillette, WY 82718

> **Re:** **Big Cat Energy Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **Form 10-K/A for the Fiscal Year Ended April 30, 2008**
> **Filed May 5, 2009**
> **Form 10-Q/A for the Quarterly Period Ended October 31, 2008**
> **Filed May 4, 2009**
> **Response Letter Dated March 12, 2009**
> **Response Letter Dated March 25, 2009**
> **Response Letter Dated April 20, 2009**
> **File No. 001-13515**

Dear Mr. Stifel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief